FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 403, 850 West Hastings Street, Vancouver, British Columbia, Canada V6C 1E1

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

March 1, 2007

BROCKTON CAPITAL CORP.

BROCKTON COMPLETES US$27 MILLION PRIVATE PLACEMENT

BROCKTON CAPITAL CORP. (the "Company" or “Brockton”) (OTC BB: BKCOF), March 1, 2007 Calgary, Alberta.

The Company is pleased to announce that it has completed a private placement of US $27,350,000 at a price of US $1.00 per unit. Each unit consists of one common share and one-half share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of US$1.30 for a period of one year from the date of closing. This financing has been arranged to provide the Company with working capital for operations and to complete the recently announced non-conventional oil and gas acquisition opportunities in the United States.

The securities offered in the private placement were not registered under the Securities Act of 1933 as amended (the "Act"), and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act. There may be some commissions paid as to 7% cash and 7% warrants, exercisable at $1.30 for one year.

For further information, please contact:

David Sealock 1.403.984.6342

info@megawestenergy.com

or

Mike Parker: 1.888.506.7979

digger@sweetwatercapital.net

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “George Stapleton, II”

George T. Stapleton, II

President & Director

March 5, 2007

PROGRESS REPORT

•	Formerly Brockton Capital Corp.
•	New Trading Symbol – OTCBB: MGWSF
•	Two New Directors
•	New Website

MEGAWEST ENERGY CORP. (OTC BB: old symbol: BKCOF/new symbol: MGWSF), March 5, 2007 Calgary, Alberta.

The Company has changed its name to MegaWest Energy Corp. from Brockton Capital Corp. to reflect the Company’s extensive acquisition program of non-conventional oil and gas projects in Western North America.

As at the start of trading on Tuesday March 6, 2007, MegaWest will be quoted on the OTC Bulletin Board under the symbol: MGWSF.

“Adopting the MegaWest name, hiring our core management team and the completion of recent financings totalling approximately US$34 million has given the Company a solid foundation to pursue and develop its heavy oil opportunities,” stated George Stapleton, President and C.E.O. “The Company is also fortunate to announce the addition of two new directors, Dr. Gail Bloomer and Brian Evans QC, whose extensive experience will assist the Company as it acquires other projects of merit.”

The Company has also increased the number of directors to six, to include Dr. Gail Bloomer and Brian Evans QC.

Dr. Bloomer received his doctoral degree in Geology from Harvard University and has both international and North American expertise in exploration and development. Previous senior engagements include Gulf Oil and Kerr McGee.

Mr. Evans, QC, is Executive Director of the Werklund Group, a private investment group effective August 2006 and prior to that was a partner and associate counsel with Miller Thomson LLP, a national law firm.

MegaWest Energy Corp., a publicly held Canadian oil and gas company (OTC BB: MGWSF), is focussed on becoming a leader in non-conventional oil and gas projects with an initial focus on North American heavy oil. The Company has agreements in principal to acquire over 60,000 acres of oil and gas rights known to contain substantial deposits of heavy oil. Through delineation drilling and the completion of pilot production tests, MegaWest plans to establish proven and producing reserves this year. MegaWest’s experienced management group is operating from its Calgary head office, the heart of the Canadian oil patch and home to a vast array of technical experts in the recovery of heavy oil. In addition, the Company has senior personnel based in Houston, Texas.

The underpinning for MegaWest’s strategy is the convergence of the necessity for North American security of energy supplies, current world oil prices, and significant commercial developments in thermal recovery technologies.

For further information please visit the Company’s new website at www.megawestenergy.com or, contact:

Mike Parker: 1.888.506.7979	or	David Sealock: 1.403.984.6342
digger@sweetwatercapital.net	info@megawestenergy.com

Forward-Looking Statement Disclaimer

This news release contains “forward-looking statements”. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that (i) the Company will acquire and exploit non-conventional oil and gas properties in Western North America, (ii) the Company will develop its heavy oil opportunities, (iii) the Company will establish proven and producing reserves this year, and (iv) the Company will be successful in recovering oil for any of its future prospects.

It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (i) the failure to complete the acquisition of the shares of Trinity Sands Energy LLC and/or the Membership Units of Kentucky Reserves, LLC for whatever reason, (ii) the failure to complete the acquisition of the assets from Deerfield Energy LLC for whatever reason, (iii) the continued demand for oil and gas, (iv) the failure by the Company and others to identify and acquire other oil and gas prospects, (v) the failure to raise any proceeds necessary to complete any acquisitions of any other oil and gas prospects, (vi) the uncertainty of the requirements demanded by environmental agencies, (x) the Company’s ability to raise debt or equity financing for operations, (xi) the Company’s ability to maintain qualified employees or consultants, and (xii) the likelihood that no commercial quantities of oil and gas are found or recoverable on any properties in which the Company has an interest. The risks and uncertainties that could affect future events or the Company’s future financial performance are more fully described in the Company’s quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company’s annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

/s/ Brad Kitchen

Brad Kitchen

Director

Date: March 30, 2007

CW1126222.1